

Mail Stop 3720

March 12, 2008

Enzo Taddei
Chief Financial Officer
Logica Holdings, Inc.
82 Avenue Road
Toronto, Ontario, Canada M5R 2H2

> **Re:** **Logica Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2008**
> **File No. 333-149143**

Dear Mr. Taddei:

We have reviewed the above filing and have the following comments. We have limited our review to consideration of your disclosure concerning the preferred share and warrant transactions and related matters. We are also monitoring your filing for compliance with outstanding comments on your Form 10-KSB for the fiscal year ended December 31, 2007. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     Please comply in your Form S-1 with the comments issued in connection with our limited review of your 2006 Form 10-KSB, to the extent applicable.

2.     In your next amendment, include audited financial statements for the fiscal year ended December 31, 2007 and update your disclosure accordingly.

3.      We note that you are registering the sale of 4,895,833 shares.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a  primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore, the offering price of the common stock must be fixed for the duration of the offering and the selling shareholders must be identified as underwriters in the filing.

If you disagree with our analysis, please tell us in your response letter your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;
- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;
- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
- Any relationships among the selling shareholders;
- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;
- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and
- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Prospectus Cover Page

4.      Please identify the additional 100,000 issued and outstanding common shares that are registered for resale by this registration statement on your prospectus cover page.  Also, in an appropriate location in the prospectus, briefly disclose how the seller of such shares acquired them and why they are included in this registration statement.

5.      Your statement that you are registering for resale shares by "persons to whom such selling stockholders may transfer their shares" appears overly broad.  Please revise this statement.  See Section V.B.1.b.i.(C) of the Securities Offering Reform release no. 33-8591 regarding the identification of selling shareholders.

Prospectus Summary, page 1

Recent Developments, page 2

Financings, page 2

6.      Please update the second paragraph under this section to explain what has actually happened since the date of the purchase agreement.  For example, indicate that the selling shareholder did purchase the additional 250,000 shares of preferred stock.  When updating your disclosure, focus on disclosing in the summary the most material terms of the financing and provide more detailed disclosure in the body of the prospectus.  Describe the terms in plain English.  Similarly, in the next subsections discussing your dispositions and acquisitions, focus on the purpose and effect of the transactions rather than highlighting the legal steps.  Avoid acronyms and defined terms.

7.      Disclose the consequences of your failure to comply with your obligation to nominate an independent board of directors within four months of the date of the purchase agreement.  Also disclose the consequences of your failure to file and have declared effective this registration statement within such time period.

The Offering, page 4

8.      Please disclose the number of shares currently outstanding that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders and the percentage of these outstanding shares that the shares registered for resale represent.

9.      Please disclose the total dollar value of the securities underlying the preferred shares and warrants that you have registered for resale (using the number of underlying securities you have registered for resale and the market price for those securities on the date of the sales of the preferred shares and warrants).

Risk Factors, page 6

10.     Revise the risk factor on page six related to your need to raise additional capital to specifically discuss how the terms of the preferred shares and warrants issued in the October 2007 financing could make obtaining additional financing more difficult and/or expensive.

Cautionary Statement Regarding Forward-Looking Statements, page 9

11.     Please delete the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act since those provisions do not apply to forward-looking statements made in this registration statement because it relates to an initial public offering and you are an issuer of penny stock.

Certain Relationships and Related Transactions, page 18

12. Disclose all material information about the loans from your major shareholder and the subsequent conversion to stock that you identify in your management's discussion and analysis on page 12.

13. Please confirm that there have been no prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons). If there have been any such transactions, disclose all material information about them.

14. Please provide a materially complete description of relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons). If it is your view that such a description already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your review in this regard.

Selling Stockholders, page 19

15. Expand your disclosure of the registration rights agreement to clarify whether or not you are obligated to file additional registration statements to register additional common shares in the event of a conversion/exercise price adjustment and/or the issuance of additional preferred shares or warrants to the selling shareholders pursuant to any penalty provisions in the purchase agreement or registration rights agreement.

16. Please provide a clear statement of the net proceeds you received from the financings (including the additional 250,000 shares of preferred stock) after deducting any payments you made to the selling shareholders or any of their affiliates. If you made any such payments other than the $15,000 due diligence reimbursement (or in the future will be obligated to make any such payments, including but not limited to any payments in connection with failures to comply with provisions of the purchase agreement or registration rights agreement), please identify and quantify them.

17. Please provide tabular disclosure of the total possible profit the selling shareholders could realize as a result of the conversion/exercise discounts for the securities underlying the preferred shares and warrants, with the following information disclosed separately:

- The market price per share for the securities underlying the preferred shares and warrants on the date of the sale of the preferred shares and warrants;

- The combined market price of the total number of shares underlying the preferred shares and warrants, calculated using the market price per share on the date of the sale of the preferred shares and warrants;
- For each series or class of preferred shares and warrants, the conversion/exercise price per share and the number of shares underlying the preferred shares or warrants;
- The combined conversion/exercise price of the total number of shares underlying the preferred shares and warrants; and
- The total possible discount to market price as of the date of the sale of the preferred shares and warrants, calculated by subtracting the combined conversion price of the total number of shares underlying the preferred shares and warrants from the combined market price of the total number of shares underlying the preferred shares and warrants calculated using the market price per share on the date of the sale of the preferred shares and warrants.

Please omit from this table the warrants that were issued with a $2.00 exercise price, as the exercise price does not represent a discount to the market price on the date of sale. If you have issued any additional preferred shares to the selling shareholders aside from the preferred shares overlying the registered shares (for example, if you failed to appoint an independent board or due to the failure to have this registration statement declared effective within four months of the date of the purchase agreement), include similar tabular disclosure quantifying the possible additional profit the investors could realize as a result of the conversion discounts on such additional preferred shares.

18. Please disclose whether, based on information obtained from the selling shareholders, any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position, the following additional information:

- The date on which the selling shareholder entered into that short position; and
- The relationship on the date on which the selling shareholder entered into that short position to the date of the announcement of the purchase agreement and the filing of the registration statement (*e.g.*, before or after the announcement, before or after the filing, etc.).

Description of Securities, page 20

19. Please disclose the material terms of your outstanding warrants.

20. Provide enhanced disclosure about the cashless exercise provisions of the warrants and the limitations thereon.

21. Provide enhanced disclosure about potential adjustment to the conversion/exercise prices to be specific about how the conversion/exercise prices would be adjusted in the event of certain subsequent security issuances or fiscal 2008 earnings falling below $0.154 per share.

22.     In connection with your disclosure about conversion/exercise price adjustments and other terms of the preferred shares and warrants, discuss your need for additional financing and the efforts you have undertaken to obtain additional financing.  Provide information so that investors can understand how your plans to obtain additional financing could result in adjustments to the conversion/exercise prices of the preferred shares and warrants or the issuance of additional securities to the selling shareholders.

Plan of Distribution, page 22

23.     Tell us in your response letter whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.  If a selling shareholder is a broker-dealer, identify such selling shareholder as an underwriter.  If either selling shareholder is an affiliate of a broker-dealer, revise your statement in the fourth full paragraph on page 23 to state, if true:

- that such seller purchased in the ordinary course of business; and
- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Part II

Item 15.  Recent Sales of Unregistered Securities

24.     Please provide this disclosure for all securities you have issued in unregistered transactions in the last three years in this disclosure.  For example, we note that you have only included common share issuances and you have not included the issuances of the preferred stock and warrants overlying the securities registered for resale pursuant to this registration statement.  Also include the names of the persons to whom the securities were sold to the extent you do not already do so.  Refer to Regulation S-K Item 701.

*          *          *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576, Kathleen Krebs, Special Counsel, at 202-551-3810, or me, at 202-551-3810, with any questions.

Sincerely,


/s/ Michele Anderson
Legal Branch Chief


cc:     Joel D. Mayersohn, Esq.
        Arnstein & Lehr, LLP
        Via facsimile: (954) 713-7714